ADMINISTRATIVE AND TRANSFER AGENCY AGREEMENT

THIS ADMINISTRATIVE AND TRANSFER AGENCY AGREEMENT is made as of April 2, 2018, by and between BROWN BROTHERS HARRIMAN & CO., a limited partnership organized under the laws of the State of New York (the “Administrator” or “TA”), and PGIM ETF Trust, a Delaware statutory trust (the “Fund”), on behalf of each series listed on Appendix A to this Agreement (each a “Portfolio” and collectively, the “Portfolios”) and registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940 (the “1940 Act”). All references herein to “Portfolio” are to each of the Portfolios listed on the attached Appendix A individually, as if this Agreement were between such individual Portfolio and the Administrator. Without limiting the generality of the foregoing, no Portfolio shall be liable for any obligations of any other Portfolio or series of the Fund, as applicable.

WITNESSETH:

WHEREAS, the Fund is registered with the SEC as a management investment company under the 1940 Act; and

WHEREAS, the Fund desires to retain the Administrator to render certain administrative and transfer agency services to the Fund and each Portfolio, and the Administrator is willing to render such services.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto agree as follows:

1.                  Appointment of Administrator. The Fund hereby employs and appoints the Administrator to act as its administrative agent on the terms set forth in this Agreement, and the Administrator accepts such appointment.

2.                  Delivery of Documents. The Fund will provide the Administrator with the following, to the extent such documents are not publicly accessible:

2.1. certified or authenticated copies of resolutions of the Fund’s Board of Trustees authorizing the appointment of the Administrator as administrative agent of the Fund and approving this Agreement;

2.2. a copy of the Fund’s most recent registration statement;

2.3. copies of all agreements between the Fund and its applicable service providers, including without limitation, advisory, distribution and administration agreements and distribution and/or shareholder servicing plans;

2.4. a copy of the Fund’s valuation procedures;

2.5. a copy of the Fund’s Agreement and Declaration of Trust and By-laws;

2.6. any other documents or resolutions (including but not limited to directions or resolutions of the Fund’s Board of Trustees) which relate to or affect the Administrator’s performance of its duties hereunder or which the Administrator may at any time reasonably request; and

2.7. copies of any and all amendments or supplements to the foregoing to the extent reasonably necessary for the performance of the Administrator’s obligations under this agreement.

3.                  Duties as Administrator. Subject to the supervision and direction of the Fund’s Board of Trustees or their delegates, the Administrator will perform the administrative services described in Appendix B hereto. Additional services may be provided by the Administrator upon the request of the Fund as mutually agreed from time to time. In performing its duties and obligations hereunder, the Administrator will act in accordance with the Fund’s instructions as defined in Section 5 (“Instructions”). The Administrator shall perform its services hereunder in compliance with this Agreement and the laws, regulations or judgements of any court applicable to it; provided, however, that it is agreed and understood that the Administrator does not assume responsibility hereunder for the Fund’s own compliance with any applicable documents, laws or regulations, or for losses, costs or expenses arising out of the Fund’s failure to comply with said documents, laws or regulations or the Fund’s failure or inability to correct any non-compliance therewith. The Administrator shall in no event be required to take any action, which is in contravention of any applicable law, rule or regulation or any order or judgment of any court of competent jurisdiction.

3.1. Records. The Administrator will maintain and retain such records of the Fund as required by the 1940 Act and other applicable federal securities laws and created pursuant to the performance of the Administrator’s obligations under this Agreement. The Administrator will maintain such other records as requested by the Fund and received by the Administrator. The Administrator shall not be responsible for the accuracy and completeness of any records not created by the Administrator. The Administrator acknowledges that the records maintained and preserved by the Administrator pursuant to this Agreement are the property of the Fund and will be, at the Fund’s expense, surrendered promptly upon reasonable request. In performing its obligations under this Section, the Administrator may utilize micrographic and electronic storage media as well as independent third-party storage facilities in compliance with the 1940 Act and the rules thereunder. At no additional charge to the Fund, the Administrator will, as and when so requested by the Fund and its affiliates, at all reasonable times and from time to time, make such records available for inspection by such person or persons as the Fund designates as its authorized representatives, who will have the right to take copies of or extracts from any records kept pursuant to this Agreement.

3.2 Use of Agents. The Administrator may at any time or times in its discretion appoint (and may at any time remove) any affiliate, bank, or subcontractor as its agent (each an “Agent” and collectively, the “Agents”), to carry out the provisions of this Agreement as it may from time to time direct. The Administrator shall exercise reasonable care in the selection and monitoring of such Agents and the appointment of an Agent shall not relieve the Administrator of its obligations under this Agreement. The Administrator shall be liable under this Agreement for the acts and omissions of each Agent to the same degree as if the Administrator had performed such act, or omitted to act, directly under this Agreement.

3.3 Audits. At the Fund’s request, but not more often than annually, the Administrator will provide the Fund with a copy of those portions of the Administrator’s SSAE 18 SOC 1 audit report applicable to the services hereunder. If the Fund requires additional information not included in such audit report, then not more often than annually and on at least thirty (30) days’ prior notice, the Administrator will respond to the Fund’s reasonable due diligence requests (including, without limitation, meeting with the Fund or its Investment Manager or completing reasonable questionnaires). The Administrator’s audit report and any information provided to the Fund pursuant to such due diligence requests shall be deemed to be Administrator’s confidential information.

3.4.       Business Continuity Plan. The Administrator agrees to implement and maintain a business continuity plan (including contingency facilities and procedures reasonably designed to provide for periodic back-up of the computer files and data with respect to the Portfolios and emergency use of electronic data processing equipment) reasonably designed to permit the Administrator to resume the provision of the services under this Agreement or any exhibit, schedule or annex hereto within forty-eight (48) hours of any event which prevents the Administrator from providing such services (the “Business Continuity Plan”). The Administrator shall conduct a test of significant components of its Business Continuity Plan not less frequently than annually, and upon reasonable request, discuss with senior management of the Fund such Business Continuity Plan and test results and answer questions regarding the same.

4.                  Duties of the Fund. The Fund shall notify the Administrator promptly of any matter of which it becomes aware materially affecting the performance by the Administrator of its services under this Agreement and where the Administrator is providing fund accounting services pursuant to this Agreement shall promptly notify the Administrator as to the accrual of liabilities of the Fund, liabilities of the Fund not appearing on the books of account kept by the Administrator as to the existence, status and proper treatment of reserves, if any, authorized by the Fund. Where the Administrator is providing portfolio compliance monitoring services pursuant to this Agreement, the Fund agrees to notify the Administrator in the event the Fund or any officer, employee or agent of the Fund detects any material non-compliance of the Fund with its investment restrictions, policies and limitations. The Fund agrees to provide such information to the Administrator as may be requested under the banking and securities laws of the United States or other jurisdictions relating to “Know Your Customer” and money laundering prevention rules and regulations (collectively, the “KYC Requirements”).

5.                  Instructions.

5.1. The Administrator shall not be liable for, and shall be indemnified by the Fund against, any and all losses, costs, damages or expenses arising from or as a result of, any action taken or omitted in reliance upon Instructions or upon any other written notice, request, direction, instruction, certificate or other instrument believed by it to be genuine and signed or authorized on behalf of the Fund, except to the extent resulting from the Administrator’s own willful malfeasance, bad faith or negligence. A list of persons so authorized by the Fund (“Authorized Persons”) is attached hereto as Appendix C and upon which the Administrator may rely until its receipt of notification to the contrary by the Fund.

5.2. Instructions shall include a written request, direction, instruction or certification signed or initialed on behalf of the Fund by one or more Authorized Persons pursuant to procedures agreed by the parties. Those persons authorized to give Instructions may be identified by the Board of Trustees by name and title or position and may include at least one officer empowered by the Board to name other individuals who are Authorized Persons.

5.3. Telephonic or other oral instructions or instructions given by telefax transmission may be given by any Authorized Person.

5.4. With respect to telefax transmissions, the Fund hereby acknowledges that (i) receipt of legible instructions cannot be assured, (ii) the Administrator cannot verify that authorized signatures on telefax instructions are original, and (iii) the Administrator shall not be responsible for losses or expenses incurred through actions taken in reasonable reliance on such telefax instructions. The Fund agrees that authorized telefax instructions shall be conclusive evidence of the Fund’s Instruction to the Administrator to act or to omit to act.

5.5. Instructions given orally will not be confirmed in writing and the lack of such confirmation shall in no way affect any action taken by the Administrator in reasonable reliance upon such oral Instructions given by an Authorized Person.

6.                  Expenses and Compensation. For the services rendered and the facilities furnished by the Administrator as provided for in this Agreement, the Fund shall pay the Administrator pursuant to this Agreement a fee based on such fee schedule as may from time to time be agreed upon in writing by the Fund and the Administrator (the “Fee Schedule”). Additional services performed by the Administrator as requested by the Fund may be subject to additional fees as mutually agreed from time to time. In addition to such fee, the Administrator shall bill the Fund separately for any out-of-pocket disbursements of the Administrator based on the agreed upon Fee Schedule. The foregoing fees and disbursements shall be billed to the Fund by the Administrator and shall be paid promptly by wire transfer or other appropriate means to the Administrator, unless the Fund raises reasonable issues with respect to the bill. Any such contested items may be paid promptly only after the Administrator has provided additional and satisfactory explanation of the expenses.

7.                  Standard of Care. The Administrator shall be held to the exercise of reasonable care and diligence in carrying out the provisions of this Agreement, provided that the Administrator shall not thereby be required to take any action which is in contravention of any applicable law, rule or regulation or any order or judgment of any court of competent jurisdiction.

8.                  General Limitations on Liability. The Administrator shall incur no liability with respect to any failures to perform or delays in performance by postal or courier services or third-party information providers not affiliated with the Administrator (including without limitation those listed on Appendix D).

8.1. Neither party shall incur liability under this Agreement to the extent it or any agent or entity utilized by it shall be prevented, forbidden or delayed from performing, or omits to perform, any act or thing which this Agreement provides shall be performed or omitted to be performed, by reason of causes or events beyond its control, including but not limited to any telecommunications, equipment or power failures beyond its control, and:

8.1.1. any Sovereign Event. A “Sovereign Event” shall mean any nationalization; expropriation; devaluation or revaluation by governmental action; confiscation; seizure; cancellation; destruction; act of war, terrorism, insurrection or revolution; or any other act or event beyond a party’s reasonable control;

8.1.2. any provision of any present or future law, regulation or order of the United States or any state thereof, or of any foreign country or political subdivision thereof; and

8.1.3. any provision of any order or judgment of any court of competent jurisdiction.

8.2. The Administrator shall not be held accountable or liable for any losses, damages or expenses the Fund or any shareholder or former shareholder of the Fund or any other person may suffer or incur arising from acts, omissions, errors or delays of the Administrator in the performance of its obligations and duties as provided in Section 3 hereof, including without limitation any error of judgment or mistake of law, except a damage, loss or expense resulting from the Administrator’s willful malfeasance, bad faith or negligence in the performance of such Administrator’s obligations and duties.

8.3. The Administrator shall not be liable for any misstatement or omission in the Fund’s registration statement, prospectus, shareholder report, offering document or other information filed or made public by the Fund or Prudential Investment Management Services LLC (the “Distributor”).

8.4. Except with respect to the Fund’s indemnification obligation with respect to third parties pursuant to Section 11 (Indemnification), in no event and under no circumstances shall the Fund or Administrator be held liable for consequential or indirect damages, loss of profits, damage to reputation or any other special or punitive damages arising under or by reason of any provision of this Agreement or for any act or omissions hereunder, even if it has been advised of the possibility of such damages or losses.

9.                  Specific Limitations on Liability. In addition to, and without limiting the application of the general limitations on liability contained in Section 8 (General Limitations on Liability), above, absent the Administrator’s negligence, bad faith or willful misconduct and so long as the Administrator is in compliance with Section 7 (Standard of Care) hereof, the following specific limitations on the Administrator’s liability shall apply to the particular administrative services set forth on Appendix B hereto.

9.1. Portfolio Compliance Monitoring. The secondary compliance monitoring of the investments of the Fund and/or each Portfolio with respect to investment restrictions and policies is subject to parameters that may vary over time and which may be beyond the control or knowledge of the Administrator. Consequently, the results of the monitoring as notified by the Administrator to the Fund are to be considered merely as an indication of possible non-compliance with the investment restrictions and policies of the Fund and/or Portfolio rather than an affirmative statement as to non-compliance with the investment restrictions and policies. Moreover, the Administrator may not detect a breach and consequently might not notify the Fund thereof if information or data in its possession is inaccurate, incomplete or ambiguous, except to the extent arising from Administrator’s willful malfeasance, bad faith, negligence or breach of the Agreement. The Administrator’s compliance monitoring of the Fund shall categorize the Portfolio’s holdings in a manner substantially similar to the Portfolio’s financial statements. The services provided by the Administrator in monitoring investment restrictions and policies shall not be deemed to be a delegation of the Board’s responsibility to the Administrator.

9.2. Liability Limitations for Fund Accounting Services. Without limiting the provisions in Section 8 hereof, the Administrator’s liability for acts, omissions, errors or delays relating to its fund accounting obligations and duties shall be limited to the amount of any expenses associated with a required recalculation of net asset value per share (“NAV”) or any damages (subject to Section 8.4) suffered by shareholders in connection with such recalculation.

9.2.1. The parties hereto acknowledge that the Administrator's causing an error or delay in the determination of NAV may, but does not in and of itself, constitute negligence or reckless or willful misconduct. Pursuant to Section 7, the parties further acknowledge that the Administrator shall be liable and the recalculation of NAV shall be performed with regard to errors in the calculation of the NAV as may be reasonably requested by a Portfolio and agreed to by the Administrator following good faith discussions between them; provided, however,  that the Administrator shall be liable and the recalculation of NAV shall be performed (i) with regard to errors to the NAV that are greater than or equal to $.01 per share of a Portfolio (unless the Portfolio determines that such recalculation is not necessary) and (ii) as otherwise agreed by the parties separately in writing. If a recalculation of NAV occurs, the Fund agrees to reprocess shareholder transactions or take such other action(s) so as to eliminate or minimize to the extent possible the liability of the Administrator.

9.2.2	The Administrator shall not be held accountable or liable to the Fund, any shareholder or former shareholder thereof or any other person for any delays or losses, damages or expenses any of them may suffer or incur resulting from (i) the Administrator's usage of a third party service provider for the purpose of storing records delivered to the Administrator by the Fund and which the Administrator did not create in the performance of its obligations hereunder; (ii) the Administrator’s failure to receive timely and suitable notification concerning quotations or corporate actions relating to or affecting portfolio securities of the Fund unless the delay is due to other services (such as custody and transfer agency) provided by the Administrator or any of its affiliates or agents to the Fund; or (iii) any errors in the computation of NAV based upon or arising out of quotations or information as to corporate actions if received by the Administrator either (a) from a source which the Administrator was authorized to rely upon (including, but not limited to, the fair value pricing procedures of any investment manager or adviser of the Fund and those sources listed on Appendix D), (b) from a source which in the Administrator's reasonable judgment was as reliable a source for such quotations or information as such authorized sources, or (c) relevant information known to the Fund or its service provider which would impact the calculation of NAV but which is not communicated by the Fund or its service providers to the Administrator. To the extent that Fund assets are not in the custody of the Administrator or its affiliate, the Administrator may conclusively rely on any reporting in connection with such assets provided to the Administrator by a third party on behalf of the Fund.

9.2.3. In the event of any error or delay in the determination of such NAV for which the Administrator may be liable, the Fund and the Administrator will consult and make good faith efforts to reach agreement on what actions should be taken in order to mitigate any loss suffered by the Fund or its present or former shareholders after taking into account all relevant factors and alternatives.

10.              Transfer Agency Services. The TA will provide the ETF transfer agency and related services described in Appendix B hereto pursuant to the following terms and conditions:

10.1. Limitations on Liability for Transfer Agency Services.

10.1.1. TA shall not be held accountable or liable to the Fund, or any third party if TA is unable to perform its responsibilities in accordance with this Agreement as a result of (i) any errors in the services based upon or arising out of information received in a timely or untimely manner by TA from a source which TA was authorized to rely upon pursuant to a relevant Schedule hereto, (ii) relevant information known to the Fund which would impact the services but which is not communicated by the Fund or its agent to TA, or (iii) the suspension, discontinuance or termination of the transmission of information by information providers for any reason, provided TA shall have made reasonable commercial efforts to procure such transmission.

10.1.2. The Fund acknowledges and agrees that nothing herein is intended to diminish the responsibility of third parties, including without limitation, its clients, custodian banks, brokers, and pricing and administrative agents, under their respective contractual and/or business arrangements with the Fund.

10.1.3. TA shall incur no liability with respect to any failures to perform or delays in performance by postal or courier services or third-party information providers.

10.1.4. TA shall in no event be required to take any action which is in contravention of any applicable law, rule or regulation or any order or judgment of any court of competent jurisdiction.

10.1.5. [Reserved]

10.1.6. Without limiting the generality of any of the foregoing provisions, in no event shall TA be liable for any taxes, penalties, fines, costs, charges or fees imposed on the Fund in connection with the services hereunder unless the result of the negligence, bad faith or willful misconduct of the TA or as otherwise agreed between the Parties.

10.1.7. In no event shall TA be responsible for providing investment management services or advice or legal advice under this Agreement, nor shall TA be liable for the investment management services and advice received or given by the Fund or the legal advice received by the Fund from its counsel or other legal counsel.

10.1.8. Without limiting the provisions in Section 8 (General Limitations on Liability) hereof, the Administrator shall have no liability for any damages arising out of (i) the failure of any Authorized Participant to perform its obligations under a Participant Agreement (“Participant Agreement” defined for this purpose as any Participant Agreement between the Distributor and an Authorized Participant acknowledged by the Administrator); (ii) activities or statements of sales or wholesaler personnel who are employed by the Distributor or its affiliates; or (iii) (a) the failure of any Authorized Participant to deposit with the Fund’s Custodian sufficient collateral, or to provide additional collateral upon request by the Administrator, in connection with the monitoring services provided for herein on Appendix B; or (b) any errors in the computation of collateral requirements based upon or arising out of quotations or information received by the Administrator from a source which the Administrator was authorized to rely upon (including, but not limited to, those sources listed on Appendix D). Any losses sustained by the Fund as a result of or arising from errors in calculations performed by the Administrator in connection with the monitoring or maintenance of collateral positions relating to creation or redemption unit activity shall not exceed the total fees paid to the Administrator in any calendar year; provided, that any such losses occurring prior to the one-year anniversary of the effective date of this Agreement shall not exceed to total fees payable to the Administrator over the course of that first year.

10.2. Representations of TA.

10.2.1. TA represents that it is a registered transfer agent under the Securities Exchange Act of 1934, it will remain so registered for the duration of this Agreement and it will promptly notify the Fund in the event of any material change in its status as a registered transfer agent.

10.2.2. TA has established pursuant to the Bank Secrecy Act, and other U.S. laws and regulations applicable to it, Anti-Money Laundering (AML) compliance programs, including but not limited to: (1) the development of internal policies, procedures, and controls; (2) the designation of a compliance officer; (3) the implementation of ongoing employee training programs; and (4) the creation of an independent audit function to test such programs.

10.2.3. TA has a customer identification program (CIP) consistent with the rules under section 326 of the USA Patriot Act.

10.2.4. TA is, and will continue to be during the term of this Agreement, in material compliance with all federal and state laws, rules and regulations applicable to its transfer agency business and the performance of its duties, obligations and services under this Agreement.

10.2.5. TA is empowered under Applicable Laws and by its organizational documents to enter into and perform the services contemplated in this Agreement, and this Agreement, when executed and delivered by the parties hereto, will constitute a legal, valid and binding obligation of the TA enforceable against the TA in accordance with its terms.

10.2.6. TA: (i) has in place policies and procedures reasonably designed to ensure compliance with the transfer agent rules of the Securities Exchange Act of 1934, as amended; (ii) and will maintain appropriate records in accordance with said transfer agent rules.

10.2.7. TA has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement.

10.2.8. TA’s execution of this Agreement will not cause a material breach or be in material conflict with any other agreement or obligation of the TA or any law or regulation applicable to it.

11.              Indemnification. The Fund hereby agrees to indemnify the Administrator against and hold it harmless from any and all losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) resulting from any act, omission, error or delay or any third party claim, demand, action or suit, in connection with or arising out of performance of the Administrator’s obligations and duties under this Agreement, not resulting from the Administrator’s material breach of this Agreement or the willful malfeasance, bad faith or negligence of the Administrator in the performance of such obligations and duties. The provisions of this Section 11 shall survive the termination of this Agreement.

as.

12.              Reliance by the Administrator on Opinions of Counsel and Opinions of Certified Public Accountants.

The Administrator may consult with its outside counsel or the Fund’s counsel (with the Fund’s consent) at the Administrator’s expense unless otherwise agreed by the parties in any case where so doing appears to the Administrator to be necessary or desirable. The Administrator shall not be considered to have engaged in any misconduct or to have acted negligently and shall be without liability in acting upon the written advice of its outside counsel or of the Fund’s counsel.

The Administrator may consult with a certified public accountant or the Fund’s Treasurer in any case where so doing appears to the Administrator to be necessary or desirable. The Administrator shall not be considered to have engaged in any misconduct or to have acted negligently and shall be without liability in acting upon the opinion of such certified public accountant or of the Fund’s Treasurer.

13.              Termination of Agreement. This Agreement may be terminated by either party in accordance with the provisions of this Section.

13.1. Term, Notice and Effect. This Agreement shall have an initial term of two (2) years from the date hereof. Thereafter, this Agreement shall automatically renew for successive one (1) year periods; provided that the Fund may terminate this Agreement at any time upon at least seventy-five (75) days’ written to the Administrator, and the Administrator may terminate this Agreement at any time upon at least one-hundred and eighty (180) days’ written notice to the Fund. Notwithstanding the foregoing provisions, either party may terminate this Agreement at any time for Cause, in which case termination shall be effective upon written receipt of notice by the non-terminating party.

13.2. Cause. “Cause” shall mean, (a) with respect to the Fund, (i) a material breach by the Fund of the Agreement not cured within 60 days or the Fund is adjudged bankrupt or insolvent, or there shall be commenced against the Fund a case under any applicable bankruptcy, insolvency, or other similar law now or hereafter in effect; and (b) with respect to the Administrator, that the Administrator (i) has failed in any material respect to perform its duties and obligations hereunder pursuant to the applicable standard of care set forth herein, provided the Fund has notified the Administrator of such failure and the Administrator has not cured such failure within 60 days of such notice, (ii) has been indicted for a crime, has commenced any bankruptcy or insolvency proceedings or has had such a proceeding initiated against it which is not dismissed within 60 days, or has suffered any other material adverse change in its condition, operations or professional reputation that is determined by the Fund in its reasonable discretion to threaten the continuing performance of services hereunder or the reputation of the Fund, or (iii) it or its parent has been appointed a conservator or receiver by a regulatory agency or court of competent jurisdiction.

13.3. Change of Control. The Administrator shall notify the Fund as soon as commercially practicable following the execution of any agreement that would result in, or would be expected to result in, a change of control of the Administrator.

Notwithstanding Section 13.1 above, this Agreement may be terminated by the Fund upon at least 60 days’ written notice following notice of execution of any such agreement.

13.4. Non-Ordinary Course Transaction. Notwithstanding Section 13.1 above, this Agreement may be terminated by the Fund, with respect to the Fund or a Portfolio, upon 30 days’ written notice to the Administrator in the event that the Board of the Fund approves (i) the liquidation or dissolution of the Fund or Portfolio, (ii) the merger of the Fund or Portfolio into, or the consolidation of the Fund or Portfolio with, another entity, or (iii) the sale by the Fund or Portfolio of all, or substantially all, of its assets to another entity.

13.5. Separate Termination for Each Portfolio. Termination of this Agreement with respect to any one particular Portfolio shall in no way affect the rights and duties under this Agreement with respect to any other Portfolio.

13.6. Notice and Succession. In the event a termination notice is given by a party hereto, all reasonable costs and expenses associated with any required systems, facilities, procedures, personnel, and other resourced modifications as well as the movement of records and materials and the conversion thereof shall be paid by the Fund for which services shall cease to be performed hereunder; provided, that any special or unduly burdensome arrangements may, upon request of the Fund, be subject to discussion by the parties. Furthermore, to the extent that it appears impracticable given the circumstances to effect an orderly delivery of the necessary and appropriate records of the Administrator to a successor within the time specified in the notice of termination as aforesaid, the Administrator and the Fund agree that this Agreement shall remain in full force and effect for such reasonable period as may be required to complete necessary arrangements with a successor.

13.7. Transfer of Records. Upon termination of the Agreement in accordance with this Section 13, the Fund may request the Administrator to promptly deliver to the Fund or to any designated third party all records created and maintained by the Administrator pursuant to Section 3.1 of this Agreement, as well as any Fund records maintained but not created by the Administrator. If such request is provided in writing by the Fund to the Administrator within seventy-five (75) days of the date of termination of the Agreement, the Administrator shall provide to the Fund a certification that all records created by the Administrator pursuant to its obligations under Section 3.1 of this Agreement are accurate and complete. After seventy-five (75) days of the date of termination of this Agreement, no such certification will be provided to the Fund by the Administrator.

14.              Confidentiality. The parties hereto agree that each shall treat confidentially all information provided by each party to the other regarding its business and operations. All confidential information provided by a party hereto shall be used by any other party hereto solely for the purpose of rendering or obtaining services pursuant to this Agreement and, except as may be required in carrying out this Agreement or applicable law, shall not be disclosed to any third party without the prior consent of such providing party. The foregoing shall not be applicable to any information that is publicly available when provided or thereafter becomes publicly available other than through a breach of this Agreement, or that is required to be disclosed by or to any Regulatory

Authority, any auditor or attorney of the parties hereto, or by judicial or administrative process or otherwise by Applicable Law.

15.              Tape-recording. The Fund authorizes the Administrator to tape record any and all telephonic or other oral Instructions given to the Administrator by or on behalf of the Fund, including from any Authorized Person. This authorization will remain in effect until and unless revoked by the Fund in writing.

16.              Entire Agreement; Amendment. This Agreement constitutes the entire understanding and agreement of the parties hereto and supersedes any other oral or written agreements heretofore in effect between the parties with respect to the subject matter hereof. No provision of this Agreement may be amended or terminated except by a statement in writing signed by the party against which enforcement of the amendment or termination is sought.

17.              Severability. In the event any provision of this Agreement is determined to be void or unenforceable, such determination shall not affect the remainder of this Agreement, which shall continue to be in force.

18.              Headings. The section headings in this Agreement are for the convenience of reference only and shall not modify, define, expand or limit any of the terms or provisions thereof.

19.              Governing Law. This Agreement shall be governed by and construed according to the laws of the State of New York without giving effect to conflicts of laws principles and each of the parties hereto irrevocably consents to the exclusive jurisdiction of the courts of the State of New York in the City of New York and the federal courts located in the City of New York. Each party irrevocably waives any objection it may now or hereafter have to the laying of venue of any action or proceeding in any of the aforesaid courts and any claim that any such action or proceeding has been brought in an inconvenient forum. Furthermore, each party hereto irrevocably waives any right that it may have to trial by jury in any action, proceeding or counterclaim arising out of or related to this Agreement or the services contemplated hereby.

20.              Notices. Notices and other writings delivered or mailed postage prepaid to the Fund addressed to the Fund at 655 Broad Street, Newark, NJ 07102, Attention: General Counsel or to such other address as the Fund may designate to the Administrator in writing, or to the Administrator at 50 Post Office Square, Boston, MA 02110, Attention: Manager, Fund Administration Department, or to such other address as the Administrator may designate to the Fund in writing, shall be deemed to have been properly delivered or given hereunder to the respective addressee.

21.              Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Fund and the Administrator and their respective successors and assigns, provided that no party hereto may assign this Agreement or any of its rights or obligations hereunder without the written consent of the other party. Each party agrees that only the parties to this Agreement and/or their successors in interest shall have a right to enforce the terms of this Agreement. Accordingly, no client of the Fund or other third party shall have any rights under this Agreement and such rights are explicitly disclaimed by the parties.

22.              Counterparts. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original. This Agreement shall become effective when one or more counterparts have been signed and delivered by each of the parties. A photocopy, portable document format (.pdf) or telefax copy of the Agreement shall be acceptable evidence of the existence of the Agreement and the parties shall be protected in relying on such executed copy.

23.              Exclusivity. The services furnished by the Administrator hereunder are not to be deemed exclusive, and the Administrator shall be free to furnish similar services to others.

24.              Authorization. Each party hereby represents and warrants that it has authorized the execution and delivery of this Agreement and that an authorized officer has signed this Agreement, Appendices A, B, C, and D (as applicable) and the fee schedule hereto.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Administrative and Transfer Agency Agreement to be duly executed and delivered by their duly authorized officers as of the date first written above.

The undersigned acknowledges that (I/we) have received a copy of this document.

BROWN BROTHERS HARRIMAN & CO.

By: ___/s/Shawn R. McNinch______________

Name: Shawn R. McNinch

Title: Managing Director

Date: April 2, 2018

PGIM ETF TRUST, on behalf of each Portfolio listed on Appendix A hereto

By: ____/s/M. Sadiq Peshimam_____________

Name: M. Sadiq Peshimam

Title: Treasurer

Date: April 2, 2018

APPENDIX A

TO

ADMINISTRATIVE AGENCY AGREEMENT

Dated as of April 2, 2018

The following is a list of Portfolios for which the Administrator shall serve under an Administrative Agency Agreement dated as of April 2, 2018:

PGIM Ultra Short Bond ETF

APPENDIX B

ADMINISTRATIVE AGENCY AGREEMENT

Services

Fund Accounting Services

The Administrator will provide the following fund accounting services to each Portfolio each day that such Portfolio and the New York Stock Exchange (“NYSE”) is open (each a “Business Day”): transaction processing and review, custodial reconciliation, securities pricing and investment accounting.

Transaction Processing and Review. The Administrator shall input and reconcile each Portfolio’s investment activity including with respect to:

•	Investment taxlots
•	Income
•	Dividends
•	Principal paydowns
•	Capital activity
•	Expense accruals
•	Cash activity
•	Corporate Reorganizations

Custodial Reconciliation. The Administrator shall reconcile the following positions of each Portfolio against the records of the Custodian:

•	Securities holdings
•	Cash including cash transfers, fees assessed and other investment related cash transactions
•	Trade settlements
•	Reconcile between accounting records and subadvisers weekly and monthly
•	Variation margin, initial margin, collateral with brokers

Securities Pricing. The Administrator shall update each security position of each Portfolio as to the following:

•	Market prices obtained from approved sources including those listed on Appendix D or Fair Valuations obtained from an Authorized Person of the Fund
•	Mark to market of non-base receivables/payables utilizing approved foreign exchange quotations as quoted in Appendix D
•	Mark to market of non-base currency positions utilizing the approved sources quoted in Appendix D or Fair Valuations obtained from an Authorized Person of the Fund

Investment Accounting. The Administrator shall provide the following investment accounting services to each Portfolio:

•	Amortization/accretion at the individual tax lot level
•	General ledger entries
•	Book value calculations
•	Trade Date + 1 accounting
•	Calculation of Net Asset Value Per Share (“NAV”) as of the close of business of the NYSE

Portfolio Composition File (PCF) Calculations and Dissemination. The Administrator shall provide the following PCF services for each Portfolio which would require such:

•	Calculation of the PCF cash components inclusive of applicable projections
•	Dissemination of the PCF to the NSCC

Other

•	Provide monthly information for corporate actions/spin-offs

Financial Reporting and Related Regulatory Reporting Services

•	The Administrator shall accumulate information for and prepare
o	Within an agreed upon production cycle, reports for the Fund as agreed to by the parties, such preparation includes the coordination of all printer and author edits, the review of printer drafts and the coordination of the audit of the Fund by its independent public auditor (e.g. manage open items lists, host weekly audit meeting, etc.)
o	one monthly report on Form N-PORT beginning June 1, 2018 (or such later date as may be applicable under the Portfolio’s regulatory requirements)
o	one annual report on Form N-CEN beginning June 1, 2018 (or such later date as may be applicable under the Portfolio’s regulatory requirements)

Portfolio Compliance Monitoring Services

As described herein the Administrator is providing secondary portfolio compliance monitoring services (“Secondary Compliance Monitoring Services”) pursuant to this Agreement. The Fund acknowledges that the Secondary Compliance Services duplicate the compliance program in place for the Fund (i.e., all tests performed as part of Secondary Compliance Monitoring Services are also performed by the Fund or Investment Advisor independently of the Services provided by the Administrator), that the Secondary Compliance Monitoring Services are a double check or backup, and that the Administrator may not provide Secondary Compliance Monitoring Services unless they are duplicative to the compliance testing performed by the Fund, the Investment Advisor or Subadviser. Finally, the Fund understands that this is a condition precedent to the Administrator’s ability to provide Secondary Compliance Monitoring Services. Further, the Fund agrees to notify the Administrator in the event the Fund or any officer, employee or agent of the Fund detects any material non-compliance with regard to applicable investment restrictions, policies and limitations. The Fund understands that any printed material generated by the system employed by the Administrator to perform any Secondary Compliance Monitoring Services shall display the CRD brand and logo, as appropriate. The Administrator shall perform the following Secondary Compliance Monitoring Services with respect to the investments of each Portfolio on each Business Day unless otherwise specified:

The Administrator shall perform the following compliance monitoring services with respect to the investments of each Portfolio on each Business Day unless otherwise specified:

•	Trade date plus one monitoring of each Portfolio’s investments with respect to the investment restrictions, policies and limitations as described in the current registration statement (including a Portfolio’s most recent prospectus and statement of additional information), which shall be provided to the Administrator by the Fund, and agreed to by the Administrator and Fund
o	Monitoring of policies, restrictions and limitations with respect to certain derivative investments is performed monthly (or as requested)
•	Trade date plus one monitoring of each Portfolio’s investments with respect to the 1940 Act requirements and rules thereunder, applicable exchange listing rules and applicable Internal Revenue Code rules and regulations
o	Rule 17g-1 monitoring shall be performed monthly as requested
o	Qualifying income and diversification monitoring with respect to Subchapter M compliance shall be performed monthly
•	Trade date plus one monitoring of other portfolio investment restrictions, policies and limitations at such times as may be agreed in writing by the Fund and Administrator
•	The Administrator shall notify the Fund’s Chief Compliance Officer (“CCO”) or such other Authorized Person(s) as may be agreed to by the Fund in the event and at such times as the Administrator detects possible non-compliance with a Portfolio’s investment restrictions, policies and limitations (“Daily Exception Reporting”)
•	Provide the Fund’s CCO or such other Authorized Person(s) as may be agreed to by the Fund a monthly report summarizing the results of the Portfolio Compliance Monitoring Services (“Monthly Summary Reporting”)
•	Provide the Fund’s Board of Trustees/Directors a quarterly report summarizing the results of the Portfolio Compliance Monitoring Services (“Quarterly Board Summary Reporting”)
•	Assist the Fund in producing quarterly brokerage-related reports for the Fund’s Board of Trustees as requested by the Fund and agreed to by the Administrator

The Administrator shall perform the following additional compliance monitoring services with respect to each Portfolio one each Business Day:

•	Provide the Fund’s CCO or such other Authorized Person(s) as may be agreed to by the Fund a daily portfolio compliance summary report (“Daily Summary Reporting”)

Tax Support Services

The Administrator shall provide the following tax support services to the Fund:

•	Prepare fiscal year-end and excise tax provisions and distribution calculations;
•	Prepare monthly, quarterly and annual income distributions as described in each Fund’s or Portfolio’s prospectus
•	Provide any tax analysis of portfolio transactions
•	Prepare capital gain distribution(s) including spillback amounts as required
•	Prepare tax-related ROCSOP entries for fund accounting purposes
•	Provide foreign withholding tax service (custody and by country reports)
•	Prepare FBAR filings
•	Review required tax disclosures (such as tax cost, long-term capital gain, tax-exempt designation, foreign tax credits, dividend-received deductions, and qualified dividend income pass throughs) in the Fund’s financial statements
•	Prepare federal, state and local (if any) income tax returns, including tax return extension requests, for signature by the Fund
•	Prepare shareholder year-end tax information, including 1099-misc
•	Calculate the amounts and characterizations of distributions declared during the calendar year for Form 1099/DIV reporting
•	Provide analysis and necessary adjustments based on passive foreign investment companies (“PFICs”) that have been identified by the Fund and communicated to the Administrator
•	Consult with the Fund’s Authorized Persons on their management and/or investment strategy regarding straddles identified by the Fund and communicated to the Administrator and provide necessary adjustments

Description of Additional Tax Support Services

•	Facilitate electronic payment of New Jersey taxes
•	Prepare and maintain tax accruals and necessary adjustments for convertible preferred stock investments
•	Prepare available tax equalization schedules
•	Prepare annual Qualified Investment Income
•	Prepare interim estimates of taxable income and capital gains
•	Consult with the Fund’s Authorized Persons on various tax issues as requested and with the Fund’s independent public accountant when appropriate

Performance Measurement Services

The Administrator shall provide the following services related to calculating and reporting Fund performance:

•	If applicable, calculate 30-day SEC yields, 30 Day Distribution Yields and report such returns to the Fund on a monthly basis

•	Provide and review each Portfolio’s performance information disclosed in its financial statements, prospectus and statement of additional information
•	At the Fund’s request, report portfolio holdings to identified database companies

ETF Transfer Agency and Related Services

The Administrator shall perform the following ETF Transfer Agency and Related Services:

I.                    Creation and Redemption of Creation Units.

It is agreed and understood that the Administrator on the Fund’s behalf, shall process the issuance and redemption of Creation Units of the Fund in blocks of Shares as established in the Prospectus for the Fund (“Creation Units”) to and from such persons as are identified and approved by the Distributor as Authorized Participants and who have entered into a Participant Agreement.

A.	Accept from Authorized Participants creation and redemption orders for communication to the appropriate parties, approval (as may be agreed with the Distributor) and processing.
B.	Pursuant to creation and redemption orders that the Administrator as transfer agent shall receive from Authorized Participants (and which shall be confirmed by the Distributor, as required) and pursuant to the procedures set forth in the Participant Agreement, the Administrator shall communicate such orders to the Trust or Fund as appropriate.
C.	Pursuant to such creation orders that the Administrator shall receive (and which shall be confirmed by the Distributor) and pursuant to the procedures set forth in the Participant Agreement, the Administrator shall transfer appropriate trade instructions to the Fund’s custodian, Brown Brothers Harriman & Co. (“Custodian”) and pursuant to such orders register the appropriate number of book entry only Creation Units in the name of The Depository Trust Company (“DTC”) or its nominee as a shareholder of the Fund and deliver the Creation Units of the Fund to the appropriate Authorized Participant.
D.	Pursuant to such redemption orders that the Administrator shall receive from the Authorized Participant and pursuant to the procedures set forth in the Participant Agreement, the Administrator shall transfer appropriate trade instructions (which may be irrevocable in certain foreign markets) to the Custodian and, pursuant to such orders, redeem the appropriate number of Creation Units that are delivered to the designated DTC Participant Account of the Custodian for redemption and debit such Creation Units from the account of the Authorized Participant on the register of the Fund.
E.	On behalf of the Fund, the Administrator shall issue Creation Units for settlement with purchasers through DTC as the purchaser is authorized to receive. Beneficial ownership of ETF Shares shall be shown on the records of DTC and DTC Participants and not on any records maintained by the Administrator. In issuing Creation Units through DTC to an Authorized Participant, the Administrator shall be entitled to rely upon the latest

Instructions that are received from the Distributor by the Administrator concerning the issuance and delivery of such Creation Units for settlement.

F.	The Administrator shall not issue on behalf of the Fund any Creation Units where it has received an Instruction from the Fund or the Distributor or written notification from any federal or state authority that the sale of the ETF Shares has been suspended or discontinued, and the Administrator shall be reasonably entitled to rely upon such Instructions or written notification.
G.	Upon the issuance of Creation Units as provided herein, the Administrator shall not be responsible for the payment of any original issue or other taxes, if any, required to be paid by the Fund or the Distributor in connection with such issuance.
H.	The Administrator will act only upon Instruction from the Fund and/or the Distributor in addressing any failure in the delivery of cash, securities and/or shares in connection with the creation and redemption of Creation Units. The Administrator shall not be required to advance, expend or risk its own funds or otherwise incur or become exposed to financial liability in the performance of its duties hereunder.

II.                 Recordkeeping.

The Administrator shall record the creation and redemption of Creation Units and maintain, pursuant to Rule 17Ad 14(e) under the Securities Exchange Act of 1934, as amended, a record of the total number of Creation Units that are authorized, issued and outstanding based upon data provided to the Administrator by the Fund or the Distributor. The Administrator shall also provide the Fund on a regular basis with the total number of Creation Units authorized, issued and outstanding; provided however that the Administrator shall not be responsible for monitoring the issuance of such Creation Units or compliance with any laws relating to the validity of the issuance or the legality of the sale of such Creation Units or shares.

III.              Services Related to the Monitoring of Cash Collateral.

The Fund acknowledges that accepting cash collateral or cash in lieu from Authorized Participants in connection with Creation Unit activity entails a variety of risks (including market risk, counterparty risk and settlement risk), which the Fund retains notwithstanding the provision by the Administrator of services related to monitoring of cash collateral. The services provided by the Administrator are administrative and do not change the nature of the relationship between the Fund and any Authorized Participant. The Fund agrees that it bears all investment risk of any cash collateral posted by any Authorized Participant and agrees further to participate in (including entering into required documentation) the Custodian’s CMS program with respect to cash collateral. The Administrator shall have no obligation with respect to determining adequacy or sufficiency of collateral required or received other than calling cash collateral in accordance with the terms set forth in the Participant Agreement and Operational Procedures. The Fund agrees to cooperate with the Administrator with respect to resolutions of issues or exceptions as they may arise with respect to collateral posted by Authorized Participants and agrees instruct the Administrator as to any realization by the Fund upon cash collateral posted, including any measures to be taken by the Fund or Investment Advisor, for example, buying in, of securities or ETF shares. The Administrator shall perform the following specific services:

(a)	Identify creation and redemption Creation Unit activity for which collateral is required, on a daily basis
(b)	Calculate required collateral for creation and redemption on a daily basis in accordance with the collateral ratios set forth in the Participant Agreements, utilizing a market price from a third-party pricing source as mutually agreed
(c)	Mark to market daily the value of such collateral positions using market prices from a third-party pricing source as mutually agreed
(d)	Communicate collateral requirements as determined in (b) and (c) to Authorized Participants as necessary
(e)	Provide reporting as to open collateral positions and notify the Fund in the event of collateral delivered by Authorized Participants
(f)	Establish Operational Procedures with the Fund and Authorized Participants (based upon the form provided by the Administrator) which set forth the detailed requirements in connection with the processing requirements as to cash collateral posted by Authorized Participants

APPENDIX C

ADMINISTRATIVE AGENCY AGREEMENT

List of Authorized Persons

See attached.

APPENDIX D TO

ADMINISTRATIVE AGENCY AGREEMENT

AUTHORISED SOURCES

The Investment Manager and Fund hereby acknowledge that the Administrator is authorized to use the following authorized sources and their successors and assigns for financial reporting, compliance monitoring, performance measurement, pricing (including corporate actions, dividends and rights offering), and foreign exchange quotations, to assist it in fulfilling its obligations under the aforementioned Agreement; provided, however, that the Administrator acknowledges that authorized sources from the below list may only be utilized in the manner discussed herein pursuant to the Portfolio’s pricing matrix contained in its valuation procedures. The parties further acknowledge that this Appendix D may be amended as mutually agreed from time to time without requiring a formal amendment to the Agreement.

BANK OF AMERICA MERRILL LYNCH GLOBAL RESEARCH

BLOOMBERG

RUSSELL/MELLON

FUND MANAGERS / CLIENT DIRECTED

INTERACTIVE DATA CORPORATION

REPUTABLE BROKERS

THOMSON REUTERS

SUBCUSTODIAN BANKS

SIX FINANCIAL

REPUTABLE FINANCIAL PUBLICATIONS

STOCK EXCHANGES

STAT PRO

MORGAN STANLEY CAPITAL INTERNATIONAL

WALL STREET OFFICE*

PRICING DIRECT

MARKIT

SUPER DERIVATIVES

S&P

DOW JONES

JP MORGAN

SQX (SECURITIES QUOTE EXCHANGE)

BARCLAYS

FITCH SOLUTIONS

MOODYS

FORD EQUITY RESEARCH

FTSE GROUP

INVESTMENT TECHNOLOGY GROUP (ITG)

WM COMPANY

WOLTERS KLUWER FINANCIAL SERVICES

DEPOSITORIES (DTC, EUROCLEAR, ETC)

CLEARING BANKS (JP MORGAN CHASE, BANK OF NEW YORK MELLON, ETC)

OeKB

CITIGROUP INDEX LLC

MORNINGSTAR INC.

* By using Wall Street Office (“WSO”) as an authorized information source, the Investment Manager and Fund are each authorizing the Administrator to share confidential information regarding bank loan transactions with WSO. Investment Manager and Fund each acknowledge and agree that, while WSO must maintain such information confidentially, WSO is permitted to utilize such information on an anonymous basis in furtherance of its products and services.